

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Danny Sheng Wu Yeung
Chief Executive Officer
Prenetics Global Ltd
Unit 701-706, K11 Atelier King's Road
728 King's Road, Quarry Bay
Hong Kong

> **Re: Prenetics Global Ltd**
> **Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated August 18, 2023**
> **File No. 001-41401**

Dear Danny Sheng Wu Yeung:

We have reviewed your August 18, 2023, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2023, letter.

Annual Report on Form 20-F for the Year Ended December 31, 2022

General

1. We note your response to comment 1 and your proposed disclosure relating to the difficulties of serving process, bringing original actions based on U.S. securities laws in non-U.S. courts and enforcing U.S. judgments in non-U.S. courts, each as they relate to your directors and officers that reside outside of the U.S. Please expand this disclosure to disclose the same difficulties as it applies to your company, not just your officers and directors.

You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Nadia Wong, Esq.